UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F/A
Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Merrill Lynch Strategy Series, Inc.

3.	Securities and Exchange Commission File No.: 811-09617

4.	Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

[ ] Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

800 Scudders Mill Road, Plainsboro, New Jersey 08536

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jack D. Cohen Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8681

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Donald C. Burke BlackRock, Inc. 800 Scudders Mill Road Plainsboro, New Jersey 08536 Tel: 609-282-7085

8.	Classification of fund (check only one):

[X] Management Company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Fund Asset Management, L.P. 800 Scudders Mill Road Plainsboro, New Jersey 08536

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

FAM Distributors, Inc. (formerly, Princeton Funds Distributor, Inc. and Merrill Lynch Funds Distributor, a division of Princeton Funds Distributor, Inc.) P.O. Box 9081 Princeton, New Jersey 08543-9081

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which board vote took place: May 8, 2006

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: August 15, 2006 for each of the three respective series.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: August 28, 2006 for each of the three respective series.

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No, (a) How many shareholders does the fund have as of the date this form is filed? (b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$375,000.00
(ii)	Accounting expenses:	$0.00
(iii)	Other expenses (list and identify separately):
	Proxy Solicitation expenses:	$15,329.45
	Printing expenses:	$103,301.42
	Transfer Agent expenses:	$37,500.00
	Audit expenses:	$40,000.00
	Mailing expenses:	$37,732.74

(iv)	Total expenses (sum of lines (i)-(iii) above):	$608,863.61

(b)	How were those expenses allocated?

These expenses were borne by Merrill Lynch Investment Managers, L.P. or its affiliates.

(c)	Who paid those expenses?

Merrill Lynch Investment Managers, L.P. or one or more of its affiliates bore all the expenses, direct and indirect, incurred in connection with this merger. The investment adviser for each series of Merrill Lynch Strategy Series, Inc., Fund Asset Management, L.P., is an affiliate of Merrill Lynch Investment Managers, L.P.

(d)	How did the fund pay for unamortized expenses (if any)?

To the extent of any unamortized expenses, the adviser or affiliates reimbursed the Fund for such amounts.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the funds surviving the Merger: Merrill Lynch Global Allocation Fund, Inc. (now the BlackRock Global Allocation Fund, Inc.) with respect to Merrill Lynch Strategy Growth and Income Fund and Merrill Lynch Strategy Long-Term Growth Fund, and Merrill Lynch Large Cap Core Fund (now the BlackRock Large Cap Series Fund), a series of Merrill Lynch Large Cap Series Funds, Inc. (now the BlackRock Large Cap Series Funds, Inc.) with respect to Merrill Lynch Strategy All-Equity Fund.

(b)	State the Investment Company Act file number of the funds surviving the Merger:
Merrill Lynch Global Allocation Fund, Inc. (now the BlackRock Global Allocation Fund, Inc.): 811-05576
Merrill Lynch Large Cap Series Funds, Inc. (now the BlackRock Large Cap Series Funds, Inc.): 811-09637

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form N-14 type used and date the agreement was filed:

Merrill Lynch Global Allocation Fund, Inc. (now the BlackRock Global Allocation Fund, Inc.): The form of Agreement and Plan of Reorganization initially was filed on Form N-14 (Securities Act File No. 333-133929) on May 9, 2006. The form of Agreement and Plan of Reorganization subsequently was filed on Pre-Effective Amendment No. 1 to Form N-14 on June 14, 2006 and was declared effective by the Commission on June 19, 2006.

Merrill Lynch Large Cap Core Fund (now the BlackRock Large Cap Core Fund): The form of Agreement and Plan of Reorganization initially was filed on Form N-14 (Securities Act File No. 333-133930) on May 9, 2006. The form of Agreement and Plan of Reorganization subsequently was filed on Pre-Effective Amendment No. 1 to Form N-14 on June 14, 2006 and was declared effective by the Commission on June 19, 2006.

(d)	If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F/A application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Merrill Lynch Strategy Series, Inc., (ii) he is the Vice President and Treasurer of Merrill Lynch Strategy Series, Inc. and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A application are true to the best of his knowledge, information and belief.

(Signature)

/s/ Donald C. Burke Donald C. Burke Vice President and Treasurer